QUARTZ MOUNTAIN ISSUES SHARES TO SETTLE DEBT

March 18, 2016, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces, further to a news release of January 18, 2016, that it has issued 2,000,000 shares to Bear Claw Capital Corp. (“Bear Claw”) in final settlement of debt owing to Bear Claw. The Company has also made a cash payment and returned the Gnat Property to Bear Claw.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ronald W. Thiessen
President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.